EXHIBIT 99.1

Lombard Medical Provides Update on Controlled Launch of the New Altura® Endovascular Stent Graft in Europe

Controlled Launch Expanded to 37 Centers in the UK and Germany

IRVINE, Calif., June 08, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the following commercial update of the new Altura® Endovascular Stent Graft System.

  Altura Endovascular Stent Graft procedures have been completed in 27 centers since commercial launch in late February in the UK and Germany.
  Procedures are planned in an additional 10 new centers in the coming weeks.
  Four Altura physician training workshops were completed in Riga, Latvia, with future workshops scheduled for June and July in Latvia, Germany, and the UK.
  A broader European launch is planned for Q3 2016 with cases scheduled in Italy and Spain.
  Altura manufacturing has started in the Company’s UK facility with a full transition planned for Q3 2016.
  Long-term clinical data with up to four-year patient follow up planned for release in the second half of 2016.

“The new Altura Endograft brings a straightforward, easy to use design to treat abdominal aortic aneurysms,” said Dierk Scheinert, MD, PhD, Head of the Department of Interventional Angiology at the University Hospital Leipzig, Germany.  “The device features an ultra-low profile 14F delivery system that is ideal for a percutaneous approach that simplifies the procedure.  The design also eliminates the need for a contralateral cannulation step, while using a retrograde delivery of the iliac limb sections, further streamlining the procedure and providing a safer, more consistent device deployment.  I believe it has the potential to become a mainstream device for abdominal aortic repair.”

“We continue to be very encouraged by the feedback we are receiving from physicians adopting Altura,” said CEO Simon Hubbert.  “Altura delivers a simple, accurate, and predictable treatment option for patients with standard AAA anatomy, and we are seeing shorter procedure times than those being reported using other AAA stent grafts.  The expansion of the launch beyond the initial 20 centers in the UK and Germany and the plans to launch in Italy and Spain reflects the growing demand for Altura across Europe.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just 6 product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in Europe in January 2016 with a broader international rollout planned for later this year.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764